1 Kristina Grötsch From: info@news.morphosys.com Sent: Montag, 28. November 2022 16:05 To: Kristina Grötsch Subject: [EXTERNAL]MorphoSys AG: Release according to Article 40, Section 1 of the WpHG [the German Securities Trading Act] with the objective of Europe-wide distribution To help protect your privacy, Micro so ft Office prevented auto matic download of this pictu re from the In ternet. logo MorphoSys AG MorphoSys AG: Release according to Article 40, Section 1 of the WpHG [the German Securities Trading Act] with the objective of Europe-wide distribution 28.11.2022 / 16:04 CET/CEST Dissemination of a Voting Rights Announcement transmitted by EQS News - a service of EQS Group AG. The issuer is solely responsible for the content of this announcement. Notification of Major Holdings 1. Details of issuer Name: MorphoSys AG Street: Semmelweisstr. 7 Postal code: 82152 City: Planegg Germany Legal Entity Identifier (LEI): 529900493806K77LRE72 2. Reason for notification Acquisition/disposal of shares with voting rights X Acquisition/disposal of instruments Change of breakdown of voting rights Other reason: 3. Details of person subject to the notification obligation Legal entity: Morgan Stanley City of registered office, country: Wilmington, Delaware, United States of America (USA) 4. Names of shareholder(s) holding directly 3% or more voting rights, if different from 3. 5. Date on which threshold was crossed or reached: 21 Nov 2022 6. Total positions % of voting rights attached to shares (total of 7.a.) % of voting rights through instruments (total of 7.b.1 + 7.b.2) Total of both in % (7.a. + 7.b.) Total number of voting rights pursuant to Sec. 41 WpHG New 0.25% 7.12% 7.38% 34231943 Previous notification 2.99 % n/a % 2.99% / 7. Details on total positions a. Voting rights attached to shares (Sec. 33, 34 WpHG) ISIN Absolute In % Direct (Sec. 33 WpHG) Indirect (Sec. 34 WpHG) Direct (Sec. 33 WpHG) Indirect (Sec. 34 WpHG) DE0006632003 0 86547 0.00% 0.25%

2 Total 86547 0.25 % b.1. Instruments according to Sec. 38 (1) no. 1 WpHG Type of instrument Expiration or maturity date Exercise or conversion period Voting rights absolute Voting rights in % Right of recall over securities lending agreements at any time at any time 437515 1.28 % Total 437515 1.28 % b.2. Instruments according to Sec. 38 (1) no. 2 WpHG Type of instrument Expiration or maturity date Exercise or conversion period Cash or physical settlement Voting rights absolute Voting rights in % Equity Put Option 19.12.2025 at any time Physical 2000000 5.84 % Retail Structured Product From 28.03.2067 to 19.06.2067 at any time Cash 943 0.00 % Total 2000943 5.85% 8. Information in relation to the person subject to the notification obligation Person subject to the notification obligation is not controlled nor does it control any other undertaking(s) that directly or indirectly hold(s) an interest in the (underlying) issuer (1.). X Full chain of controlled undertakings starting with the ultimate controlling natural person or legal entity: Name % of voting rights (if at least 3% or more) % of voting rights through instruments (if at least 5% or more) Total of both (if at least 5% or more) Morgan Stanley % % % Morgan Stanley Capital Management, LLC % % % Morgan Stanley Domestic Holdings, Inc. % % % Morgan Stanley Capital Services LLC % % % - % % % Morgan Stanley % % % Morgan Stanley Capital Management, LLC % % % Morgan Stanley Domestic Holdings, Inc. % % % Morgan Stanley & Co. LLC % % % - % % % Morgan Stanley % % % Morgan Stanley International Holdings Inc. % % % Morgan Stanley International Limited % % % Morgan Stanley Investments (UK) % % % Morgan Stanley & Co. International plc % 6.89% 6.89% - % % % Morgan Stanley % % % Morgan Stanley Capital Management, LLC % % % Morgan Stanley Domestic Holdings, Inc. % % % Morgan Stanley & Co. LLC % % % Prime Dealer Services Corp. % % % - % % % Morgan Stanley % % %

3 Morgan Stanley Capital Management, LLC % % % Morgan Stanley Domestic Holdings, Inc. % % % Morgan Stanley Smith Barney LLC % % % - % % % Morgan Stanley % % % Morgan Stanley Capital Management, LLC % % % Morgan Stanley Domestic Holdings, Inc. % % % ETCM Holdings, LLC % % % E*TRADE Securities LLC % % % 9. In case of proxy voting according to Sec. 34 para. 3 WpHG (only in case of attribution of voting rights in accordance with Sec. 34 para. 1 sent. 1 No. 6 WpHG) Date of general meeting: Holding total positions after general meeting (6.) after annual general meeting: Proportion of voting rights Proportion of instruments Total of both % % % 10. Other explanatory remarks: Date 25 Nov 2022 28.11.2022 CET/CEST The EQS Distribution Services include Regulatory Announcements, Financial/Corporate News and Press Releases. Archive at www.eqs-news.com Language: English Company: MorphoSys AG Semmelweisstr. 7 82152 Planegg Germany Internet: www.morphosys.com End of News EQS News Service 1498273 28.11.2022 CET/CEST Unsubscribe